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Kerry J. Chauvin                                  Joseph "Duke" Gallagher
Chief Executive Officer                           Chief Financial Officer
(504) 872-2100                                             (504) 872-2100
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FOR IMMEDIATE RELEASE
THURSDAY, JULY 24, 1997



                        GULF ISLAND FABRICATION, INC.
            REPORTS SECOND QUARTER AND YEAR-TO-DATE 1997 EARNINGS


      Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported pro forma net income of $3.3 million ($.57 per share) on revenue of $35.0 million for its second quarter ended June 30, 1997, compared to pro forma net income of $1.2 million ($.32 per share) on revenues of $21.7 million for the second quarter of 1996. The company completed its initial public offering on April 9, 1997 in which 2.3 million shares were issued causing the pro forma weighted average shares outstanding to increase from
3.9 million for the first quarter of 1997 to 5.7 million for the second quarter of 1997.

      Pro forma net income for the first six months of 1997 was $5.5 million ($1.14 per share) on revenue of $65.2 million, compared to pro forma net income of $1.7 million ($.44 per share) on revenues of $41.2 million for the first six months of 1996.

      Pro forma net income gives effect to federal and state income taxes as if the company had been a C Corporation for tax purposes during all the periods of 1996 and 1997. Pro forma net income, excludes the non-recurring charge of $1.1 million to record the cumulative deferred income tax provision upon the election on April 4, 1997 to convert from S Corporation status to C Corporation status. At June 30, 1997, the consolidated companies had a revenue backlog of $81.7 million and a labor backlog of 1.2 million manhours remaining to work.

      Kerry Chauvin, Gulf Island Fabrication, Inc.'s president and chief executive officer noted, "The enhanced performance for 1997 reflects the company's productivity through innovative programs and capital improvements. Ongoing recruiting and training programs have enabled the company to increase its skilled employment levels. Strong demand for the company's products resulting from the high activity levels in the oil and gas industry has enabled the company to improve profit margins."

      Gulf Island Fabrication is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves.